EXHIBIT 21

SUBSIDIARIES

At December 31, 2006 the subsidiaries of the Registrant included:

Jurisdiction of Incorporation
Kent-Marsh Ltd., Inc.	Texas
Astonishing Developments, Inc	Texas
DanaSoft, Inc	Delaware
Citadel Computer Systems Acquisition, Inc	Delaware
Canberra Operating LP	Texas
Canberra, LLC	Delaware
Citadel Security Software International, LLC	Delaware